SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. __________)*

Viracta Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92765F108

(CUSIP Number)

February 25, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]Rule 13d-1(b)

[_]Rule 13d-1(c)

[X]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSONS LVP Life Science Ventures III, L.P. (“LVP III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,901,152 shares, except that LVP GP III, LLC (“GP III”), the general partner of LVP III, may be deemed to have sole power to vote these shares, and Patrick Latterell (“Latterell”), the managing member of GP III, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
2,901,152 shares, except that GP III, the general partner of LVP III, may be deemed to have sole power to dispose of these shares, and Latterell, the managing member of GP III, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,901,152
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.84%
12	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS LVP III Associates, L.P. (“Associates”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
145,055 shares, except that GP III, the general partner of Associates, may be deemed to have sole power to vote these shares, and Latterell, the managing member of GP III, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
145,055 shares, except that GP III, the general partner of Associates, may be deemed to have sole power to dispose of these shares, and Latterell, the managing member of GP III, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,055
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.39%
12	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS LVP III Partners, L.P. (“Partners”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
72,526 shares, except that GP III, the general partner of Partners, may be deemed to have sole power to vote these shares, and Latterell, the managing member of GP III, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
72,526 shares, except that GP III, the general partner of Partners, may be deemed to have sole power to dispose of these shares, and Latterell, the managing member of GP III, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,526
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.20%
12	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS LVP GP III, LLC (“GP III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,118,733 shares, of which 2,901,152 are directly owned by LVP III, 145,055 of which are directly owned by Associates and 72,526 of which are directly owned by Partners. GP III, the general partner of LVP III, Associates and Partners, may be deemed to have sole power to vote these shares, and Latterell, the managing member of GP III, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
3,118,733 shares, of which 2,901,152 are directly owned by LVP III, 145,055 of which are directly owned by Associates and 72,526 of which are directly owned by Partners. GP III, the general partner of LVP III, Associates and Partners, may be deemed to have sole power to dispose of these shares, and Latterell, the managing member of GP III, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,118,733
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.43%
12	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS LVPMC, LLC (“LVPMC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,361 shares. Latterell, the manager of LVPMC, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 5,361 shares. Latterell, the manager of LVPMC, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,361
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.01%
12	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Patrick F. Latterell (“Latterell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,361 shares, all of which are directly owned by LVPMC, LLC. Latterell is the manager of LVPMC, LLC and may be deemed to have sole power to vote those shares.
6	SHARED VOTING POWER
3,118,733 shares, of which 2,901,152 are directly owned by LVP III, 145,055 of which are directly owned by Associates and 72,526 of which are directly owned by Partners. Latterell is the managing member of GP III, which is the general partner of LVP III, Associates and Partners. Latterell may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 5,361 shares, all of which are directly owned by LVPMC, LLC. Latterell is the manager of LVPMC, LLC and may be deemed to have sole power to dispose of those shares.
8	SHARED DISPOSITIVE POWER
3,118,733 shares, of which 2,901,152 are directly owned by LVP III, 145,055 of which are directly owned by Associates and 72,526 of which are directly owned by Partners. Latterell is the managing member of GP III, which is the general partner of LVP III, Associates and Partners. Latterell may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,124,094
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.44%
12	TYPE OF REPORTING PERSON IN

ITEM 1(A).	NAME OF ISSUER

Viracta Therapeutics, Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

2533 S. Coast Hwy 101, Suite 210
Cardiff, CA 92007

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule is filed by LVP Life Science Ventures III, L.P., a Delaware limited partnership, LVP III Associates, L.P., a Delaware limited partnership (“Associates”), LVP III Partners, L.P., a Delaware limited partnership (“Partners”), LVP GP III, LLC, a Delaware limited liability company (“GP III”), LVPMC, LLC, a Delaware limited liability company (“LVPMC”), and Patrick Latterell (“Latterell”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

c/o LVPMC, LLC 2603 Camino Ramon, Suite 200 San Ramon, CA 94583

ITEM 2(C).	CITIZENSHIP

See Row 4 of cover page for each Reporting Person.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Common Stock, $0.0001 par value

ITEM 2(E).	CUSIP NUMBER

92765F108

ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of the Issuer by the persons filing this Statement is provided as of February 25, 2021:

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of LVP III, Associates and Partners and the limited liability company agreement of GP III, the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer owned by each such entity of which they are a partner or member.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2021

LVP LIFE SCIENCE VENTURES III, L.P.

By:       LVP GP III, LLC

Its:       General Partner

By: /s/ Patrick F. Latterell

Name:    Patrick F. Latterell

Its:          Managing Member

LVP III ASSOCIATES, L.P.

By:       LVP GP III, LLC

Its:       General Partner

By: /s/ Patrick F. Latterell

Name:    Patrick F. Latterell

Its:          Managing Member

LVP III PARTNERS, L.P.

By:       LVP GP III, LLC

Its:       General Partner

By: /s/ Patrick F. Latterell

Name:    Patrick F. Latterell

Its:          Managing Member

LVP GP III, LLC

By: /s/ Patrick F. Latterell

Name:    Patrick F. Latterell

Its:          Managing Member

LVPMC, LLC

By: /s/ Patrick F. Latterell

Name:    Patrick F. Latterell

Its:          Manager

PATRICK F. LATTERELL

By: /s/ Patrick F. Latterell

Name:    Patrick F. Latterell

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	12

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the common stock of the Issuer shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: March 3, 2021

LVP LIFE SCIENCE VENTURES III, L.P.

By:       LVP GP III, LLC

Its:       General Partner

By: /s/ Patrick F. Latterell

Name:    Patrick F. Latterell

Its:          Managing Member

LVP III ASSOCIATES, L.P.

By:       LVP GP III, LLC

Its:       General Partner

By: /s/ Patrick F. Latterell

Name:    Patrick F. Latterell

Its:          Managing Member

LVP III PARTNERS, L.P.

By:       LVP GP III, LLC

Its:       General Partner

By: /s/ Patrick F. Latterell

Name:    Patrick F. Latterell

Its:          Managing Member

LVP GP III, LLC

By: /s/ Patrick F. Latterell

Name:    Patrick F. Latterell

Its:          Managing Member

LVPMC, LLC

By: /s/ Patrick F. Latterell

Name:    Patrick F. Latterell

Its:          Manager

PATRICK F. LATTERELL

By: /s/ Patrick F. Latterell

Name:    Patrick F. Latterell